

October 6, 2010

Mr. Steven D. Fredrickson
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, Virginia 23502

   Re: Portfolio Recovery Associates, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 16, 2010
     Definitive Proxy Statement
     Filed April 23, 2010
     File No. 000-50058

Dear Mr. Fredrickson:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1A. Risk Factors, page 17

1. Please delete the forepart of the first sentence in this section, "To the extent not described elsewhere in this Annual Report", insofar as it limits your Risk Factors disclosure. Your Risk Factors disclosure should include all material risks related to your business.

Item 3. Legal Proceedings, page 26

2. Disclose the amount of the arbitration claims against Barkwell and other consumer debtors. Briefly highlight the factual allegations asserted by the plaintiffs in their suits.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

3. On page 4 you report an average collection rate of 2.5 to 3 times your purchase price for defaulted consumer receivable portfolios. Your "Portfolio Purchases by Year" chart on page 40 indicates that the composition of your purchased portfolios has shifted in favor of bankruptcy receivables. Please discuss the reasoning behind this shift, how your yield on these accounts differs from the yield on accounts that are not in bankruptcy and how you believe changes in your portfolio mix will affect your average collection rate, operating income and other financial metrics.

4. During your fourth quarter 2009 earnings call, your executives indicated that your financials have been affected by a decrease in the average size of payments made by debtors. Please disclose this fact and discuss the ramifications on your business.

Item 8. Financial Statements and Supplementary Data, page 52

Note 2. Summary of Significant Accounting Policies:, page 61

Finance receivables and income recognition:, page 62

5. We note that the company has recognized an increasing amount of impairments associated with your finance receivables. In light of the fact that one of the conditions of using the interest method under ASC 310-30-35-3 is that the company must be able to reasonably estimate the timing and amount of cash flows expected to be collected, please explain to us why the recent and continued impairments to finance receivables, the transition of portfolio mix to include a growing number of accounts in bankruptcy, and current economic conditions have not led to an increasing amount of pools being accounted for under the cost recovery method.

Note 16. Income Taxes:, page 77

6. We note from your disclosure that the company uses cost recovery for tax revenue recognition and that the IRS has proposed that cost recovery for tax revenue recognition does not clearly reflect taxable income. In light of your use of the interest method for financial reporting purposes, please tell us your basis for objecting to the IRS' finding that cost recovery does not clearly reflect taxable income.

Item 10. Directors and Executive Officers of the Registrant, page 82

7. Please expand your biographical information for each director continuing in office through 2011 and 2012 to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K. We note that you appear to have done so for your director nominees.

Item 13. Certain Relationships and Related Transactions, page 84

8. Please make sure to describe all items and sections incorporated by reference accurately. We note that no section entitled "Certain Relationships and Related Transactions" exists in your Proxy Statement and Item 5 of your 10-K does not contain applicable information to Item requirement 13. In addition, under Item 11, we note that you do not incorporate by reference the director compensation discussion in your Proxy Statement.

Item 14. Principal Accountant Fees and Services, page 85

9. Please revise to account for any Audit Related Fees and to provide the required footnote disclosure for your Tax Related Fees. See Item 9(e) of Schedule 14A.

Definitive Proxy Statement

Item 11. Executive Compensation, page 21

Annual Cash Bonus, page 27

10. We note your commitment in your May 12, 2009 response letter to provide more detailed information about how cash bonuses were determined for your named executive officers. However, your disclosure does not identify nor quantify the financial and non-financial goals that were used to determine your bonus awards. We note that the size of executive bonuses depend upon meeting or exceeding individual and financial achievement targets. With respect to these targets, both individual and financial, please disclose the material metrics used in determining each executive's compensation. For example, the actual numerical values of your profitability goals should be disclosed. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director